

SECURITI

ANNU/ REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......12.00	

SEC FILE NUMBER
8- 67213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01|01|11_____ AND ENDING_____12|31|11_____

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smither & Company Capital Markets, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

2108 W. Laburnum Ave Suite 250

(No. and Street)

Richmond   VA   23227
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth W Smither   804 270-5488

                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – if individual, state last, first, middle name)

4401 Dominion Blvd 2nd Fl   Glen Allen   VA   23060
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Kenneth W. Smither_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Smither & Company Capitol Markets, LLC , as
of _12/31_ , 20_11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                        _____
                                                                    Signature
                                                        President
_____   Title
            Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SARA EVERETT BRUGH
COMMONWEALTH
REGISTRATION NO.
7381658
MY COMM. EXPIRES.
09/30/2014
OF VIRGINIA
NOTARY PUBLIC

SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

December 31, 2011

SEC ID 8 – 67213

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



Your Opportunity Advisors

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

SMITHER & COMPANY CAPITAL MARKETS, LLC

Table of Contents


Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Managing Member
Smither & Company Capital Markets, LLC
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Smither & Company Capital Markets, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smither & Company Capital Markets, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Keiter

February 8, 2012
Glen Allen, Virginia

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

SMITHER & COMPANY CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2011

Assets

Cash	$	33,513
Securities owned, at market value		26,684
Due from related entity		7,500
Other assets		3,627
Total assets	$	71,324

Liabilities and Member's Equity

Liabilities:		
Accrued expenses	$	9,711
Member's equity		61,613
Total liabilities and member's equity	$	71,324

See accompanying notes to financial statement.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Smither & Company Capital Markets, LLC (the "Company"), is a broker/dealer organized in the Commonwealth of Virginia. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides financial advisory services.

   The Company is a single member limited liability company and is a wholly owned subsidiary of Smither and Company, Inc. (the "Parent"). These financial statements are not intended to present the consolidated financial position and the results from operations of the Parent as of and for the year ended December 31, 2011.

   Allowance of Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that no allowance is necessary at December 31, 2011.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

   Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates market value.

3

1. **Summary of Significant Accounting Policies, Continued:**

   Securities Owned: Securities transactions are recorded in the accounts on a trade-date basis.

   The Company follows Financial Accounting Standard Board's ("FASB") guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP"), for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

   All securities are classified as trading securities and are carried at fair market value as of December 31, 2011. The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

   Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. The Parent with the consent of its stockholder, has elected for income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

   Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

   Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2011.

   Subsequent Events: Management has evaluated subsequent events through February 8, 2012, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

SMITHER & COMPANY CAPITAL MARKETS, LLC

Notes to Financial Statement, Continued

2.   **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

All of the investments held by the Company fall into Level 1, as the valuation of each is based on quoted prices associated with each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

3.   **Lease Commitments:**

The Company leases commercial office space in Richmond, Virginia. The lease expires December 31, 2013. The minimum future rental payments under the lease are as follows: 2012 - $21,762 and 2013 - $22,568.

4.   **Related Party Transactions:**

At December 31, 2011 the Company has a receivable of $7,500 due from a related entity, partially owned by Smither & Company Investments, LLC a wholly owned subsidiary of the Parent.

5. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

6. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2011, the Company had net capital of $44,552, which was $39,552 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.22 to 1.


Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Managing Member
Smither & Company Capital Markets, LLC
Richmond, Virginia

In planning and performing our audit of the financial statement of Smither & Company Capital Markets, LLC (the "Company"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keita

February 8, 2012
Glen Allen, Virginia



Your Opportunity Advisors

RICHMOND
804-747-0000

CHARLOTTESVILLE
434-220-2800

www.keitercpa.com